EXHIBIT 99.11

CAPITAL CONTRIBUTIONS OF RAGING RIVER LP LIMITED PARTNERS

Partner Name	Capital Contribution
System Harbour Limited	$5,000,000
Nathan Milikowsky	$2,000,000
Daniel Milikowsky	$1,000,000
Daniel Milikowsky Family Holdings, LLC	$1,000,000
Carroll Avenue Partners LLC	$1,000,000
Barry Holdings LLC	$650,000
Jonathan G. Lee Partners	$50,000
Paul M. Blythe Mining Associates, Inc.	$750,000
RL Davenport Resources, Inc.	$250,000
Foundation Capital Management, LLC	$1,000,000
Raging River Capital GP LLC	$12,700
Westwood Capital LLC	$1.00	*
Granite Creek Partners, LLC	$1.00	*

*representing the initial contributions of the founding limited partners